| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden |
| hours per response: 12 |

23002742

ƆN



# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                         MM/DD/YY                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PCF Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**260 Franklin St, 16th Floor**
(No. and Street)

| **Boston** | **MA** | **02110** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Peter F. Flynn** | **617-367-0099** | FLYNN@PETERFLYNNESQ.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Morris & Morris, P.C.**

(Name – If individual, state last, first, and middle name)

| **32 Kearney Rd** | **Needham** | **MA** | **02494** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **01/06/2010** | **4066** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter F. Flynn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCF Capital Markets, LLC_____, as of 12/31_____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SZYMON LATWINSKI
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 01, 2025

Notary Public

Signature: _____

Title:
CCO _____

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PCF CAPITAL MARKETS, LLC
260 Franklin St, 16<sup>th</sup> Floor
Boston, MA 02110

February 20, 2023

Morris & Morris, P.C.
Certified Public Accountants
32 Kearney Road
Needham Heights, Massachusetts 02494

Gentlemen:

The following representations, made to the best of our knowledge and belief, are being provided to you in connection with your independent audit of the statement of financial condition of PCF Capital Markets, LLC (a Massachusetts Limited Liability Company) at December 31, 2022, and the related statements of operations, changes in member's capital, and cash flows for the year then ended.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgement of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

GENERAL:

We understand that the financial statements are the responsibility of the Company's management, and that your responsibility is to express an opinion on these financial statements based on your independent audit. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control and preventing and detecting fraud.

We understand that you conducted your independent audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require you to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We also understand that your audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; but, does not include a detailed audit of transactions. Furthermore, we understand that an audit would not necessarily reveal or disclose irregularities, errors, fraud or illegal acts, should there be any. However, we understand that you will inform management of any material errors, fraud or illegal acts that come to your attention in the normal course of your work. We understand it is our responsibility for design, implementation, and management of the Company's internal control procedures.

GENERAL: (Continued)

Net capital computations, prepared by the Company during the period from January 1, 2022 through February 20, 2023, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period, and did not reveal any deposit requirements that were not made on a timely basis.

We have properly recorded all material transactions in the accounting records underlying the financial statements.

We have no plans or intentions that may materially affect the carrying amounts or classification of assets, liabilities, and equity.

We have complied with all aspects of contractual agreements and regulatory requirements that could have material effect on the financial statements in the event of non-compliance.

Management estimates determined and used in the financial statement preparation process are based upon the best available data and information at the time of the preparation of the financial statements and are not materially inaccurate.

We are unaware of any irregularities, errors, fraud, or illegal acts committed by management or employees. No investigations are in progress, nor are any charges pending against the Company for alleged violations of federal, state, or local laws, which could have a material adverse effect on the financial statements, taken as a whole.

No events have occurred and no facts have been discovered since December 31, 2022, through the date of this letter, which would make the statement of financial position at December 31, 2022, or the related statements of operations, changes in members' capital, and cash flows for the year then ended materially inaccurate or misleading; or would require adjustment to, or additional disclosure in the financial statements No shortages, irregularities, changes in financial or economic conditions, or the status of litigation have been discovered that have not been disclosed in the financial statements; and, to our knowledge, there is nothing reflecting upon the honesty of members of our organization.

Morris & Morris, P.C.
February 20, 2023
Page Three

GENERAL: (Continued)

We are in agreement with any and all adjusting journal entries you have recommended, and they will be properly posted into the Company's general ledger.

INTERNAL CONTROL:

There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

There are no material weaknesses in internal control, including any for which we believe the cost of corrective actions exceeds the benefits. There have been no significant changes in internal control since December 31, 2022.

There are no material inadequacies at December 31, 2022, or for the year then ended, in the accounting system, the internal accounting controls, the procedures for safeguarding securities and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3.

MINUTES AND CONTRACTS:

We have made available to you all significant contracts and agreements and all minutes of the meetings of shareholders, directors, and committees of directors from the date of incorporation or organization or summaries of actions of recent meetings for which minutes have not yet been prepared. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

RISKS AND UNCERTAINTIES:

There are no risks and uncertainties related to certain significant estimates and current vulnerabilities due to certain concentrations that have not been disclosed in accordance with AICPA Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

CASH AND EQUIVALENTS:

Cash and Equivalents are not restricted under a legally enforceable or best efforts compensating balance agreement on behalf of the Company or any other party.

PLEDGED OR ASSIGNED ASSETS:

Disclosure is made in the financial statements of all significant mortgages, debt, assignments, pledges or other encumbrances of assets.

DIRECT LIABILITIES:

All known material direct liabilities of the Company were recorded on the books.

RELATED PARTY TRANSACTIONS:

All known related party relationships and material transactions with related parties have been properly reported and disclosed in the financial statements; and all year end balances are properly stated.

CONTINGENT AND OTHER POSSIBLE LIABILITIES:

The Company had no contingent or other possible liabilities.

PURCHASE AND SALE COMMITMENTS:

There were no material unfilled contracts for purchases in excess of normal requirements or at prices substantially in excess of market, or for contracts at prices that are expected to result in loss.

MEMBER'S CAPITAL:

All components of Members' Capital are properly stated and disclosed in the financial statements.

REVENUE:

For the year ended December 31, 2022, there were no private placements completed and, accordingly, no revenues have been recorded.

FORM SIPC-7:

The Company complied with the applicable instructions of the Form SIPC-7.

LITIGATION:

There is no pending and/or threatened litigation that could have a material adverse effect on the financial statements, taken as a whole. Management has not retained an attorney(s) to address any litigation, claims or other similar contingencies.

Morris & Morris, P.C.
February 20, 2023
Page Five


CYBERSECURITY:

There have been no cybersecurity breaches or other cyber events whose effects should be considered for disclosure in the financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the financial statements.

GOING CONCERN:

Management has evaluated the Company's ability to continue as a going concern for at least one year from the date of this letter. Based upon the review, Management does not believe that there is substantial doubt regarding the Company's ability to continue as a going concern. Management has disclosed to you all information relevant to the going-concern assumption used in the financial statements.

SUBSEQUENT EVENTS:

There are no material subsequent events that would require disclosure in the financial statements.

SUPPLEMENTAL INFORMATION:

We derived the information on the Computation of Net Capital from the underlying accounting records used to present the financial statements, and such information is accurately presented and free from material misstatement.

EXEMPTION REPORT:

We represent that the Company is engaged in "Non-Covered Firm" activities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company solely engaged in "Non-Covered Firm" activities and have claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and we stated that we met the identified exemption provisions throughout the most recent fiscal year without exception. We are responsible for compliance with the exemption provisions and its statements.

Very truly yours,

PCF CAPITAL MARKETS, LLC


Peter F. Flynn, CCO/CFO

**PCF CAPITAL MARKETS, LLC**
**FINANCIAL STATEMENTS AND**
**SUPPLEMENTARY INFORMATION**

**Year Ended December 31, 2022**

# TABLE OF CONTENTS



# Morris Morris, p.c.

CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

February 20, 2023

**TO THE DIRECTORS AND EQUITY OWNERS OF**
**PCF CAPITAL MARKETS, LLC**
260 Franklin St, 16th Floor
Boston, MA 02110

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of PCF Capital Markets, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.℠



**MORRIS**
**MORRIS, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

TO THE DIRECTORS AND EQUITY OWNERS OF
PCF CAPITAL MARKETS, LLC
February 20, 2023
Page 2

*Supplemental Information*

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*[signature]*

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2018.
Needham Heights, MA  02494



The CPA.
Never Underestimate
the Value.℠

# PCF CAPITAL MARKETS LLC

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2022

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 25,000 |
| Total Assets | $ | 25,000 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 4,500 |
| Total Liabilities | | 4,500 |
| Member's Equity | | |
| Member contributions | | 43,476 |
| Accumulated deficit | | (22,976) |
| Total Member's Equity | | 20,500 |
| Total Liabilities and Member's Equity | $ | 25,000 |

**PCF CAPITAL MARKETS LLC**

**STATEMENT OF OPERATIONS**
Year Ended December 31, 2022

Operating expenses:

| | |
|---|---:|
| Regulatory fees | 476 |
| Professional Fee-Audit | 4,500 |
| Net loss | $ 4,976 |

**PCF CAPITAL MARKETS LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**Year Ended December 31, 2022**

| | Member Contributions | Accumulated Deficit | Total |
|---|---|---|---|
| Balance, January 1, 2022 | $ 38,500 | (18,000) $ | 20,500 |
| Net loss | - | (4,976) | (4,976) |
| Member contribution | 4,976 | - | 4,976 |
| Balance, December 31, 2022 | $ 43,476 | (22,976) $ | 20,500 |

**PCF CAPITAL MARKETS LLC**

**STATEMENT OF CASH FLOWS**
**January 1, 2022 to December 31, 2022**

| | | |
|---|---|--:|
| Cash flows from operating activities: | | |
| Net loss | $ | (4,976) |
| | | |
| Net cash used for operating activities | | (4,976) |
| | | |
| Cash flows from financing activities: | | |
| Member contributions | | 4,976 |
| | | |
| Net cash provided by financing activities | | 4,976 |
| Net increase in cash | | - |
| Cash, beginning of year | | 25,000 |
| | | |
| Cash, end of year | $ | 25,000 |

# PCF CAPITAL MARKETS, LLC

## NOTES TO FINANCIAL STATEMENTS
### December 31, 2022

Note 1    **Organization and nature of business**

PCF Capital Markets, LLC (the "Company") was formed in February 9, 2012 and is a Massachusetts limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2    **Summary of significant accounting policies**

**Method of Accounting**
The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards codification (the "Codification"), utilizing the accrual basis method of accounting.

**Revenue recognition**
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Effective January 1, 2019, ASU 2014-09-Revenue from Contracts with Customers, and subsequent amendments, collectively created a new Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. ASC 606 replaces most of the existing revenue recognition guidance found in generally accepted accounting principles in the United States of America, prior thereto; and, established a new, single revenue framework to recognize revenue from contracts with customers and offers disclosures for revenue transactions.

**Income taxes**
The Company has elected to have the LLC treated as a single-member LLC. Accordingly, this LLC is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member's partnership income tax return.

Note 2        **Summary of significant accounting policies (continued)**

**Income tax positions**
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

**Fair value of financial instruments**
The carrying amounts of financial instruments, including cash, prepaid expenses, and accrued expenses approximate fair value due to the short term nature of these assets and liabilities.

**Use of estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

**Subsequent events**
The Company has evaluated subsequent events through February 20, 2023 which is the date the financial statements were available to be issued, and has determined that there are no additional disclosures required.

**PCF CAPITAL MARKETS, LLC**

**NOTES TO FINANCIAL STATEMENTS (CONTINUED)**
**December 31, 2022**

Note 3      **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2022, the Company's net capital was $20,500, which was $15,500 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.22 to 1.

Note 4      **Related party transactions**

The Company is under 100% common ownership with Provident Healthcare Partners LLC ("Provident"). The Company has a management agreement with Provident by which Provident assumes and pays all expenses related to the day-to-day operations of the Company. In exchange, the Company is obligated to pay Provident a fee equal to the costs incurred by Provident plus an additional amount, which will reflect the time and effort of Provident based upon an allocation of time spent by Provident employees. No amounts were paid to Provident under this agreement during 2022.

Note 5      **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 6      **Statement of Cash Flows**

For the year ended December 31, 2022, the Company did not have any significant non-cash investing or financing activities.

## PCF CAPITAL MARKETS LLC

### COMPUTATION OF NET CAPITAL PURSUANT TO
### UNIFORM NET CAPITAL RULE 15c3-1
### Year Ended December 31, 2022

Capital
| | | |
|---|---|---:|
| Member contributions | $ | 43,476 |
| Accumulated deficit | | (22,976) |
| | | 20,500 |

| | | |
|---|---|---:|
| Net capital | $ | 20,500 |

Aggregate indebtedness
| | | |
|---|---|---:|
| Accrued expenses | $ | 4,500 |

Computation of basic net capital requirement

| | | |
|---|---|---:|
| Minimum net capital required | $ | 300 |
| Minimum dollar net capital required | | 5,000 |
| Net capital requirement | | 5,000 |

| | | |
|---|---|---:|
| Excess net capital | $ | 15,500 |
| Net capital less 120% of minimum | | |
| dollar net capital required | $ | 14,500 |

| | |
|---|---|
| Ratio of aggregate indebtedness to net capital | 0.22 to 1 |

**Reconciliation with Company's computation (included
in Part II of Form 17A-5 as of December 31, 2022)**

| | | |
|---|---|---:|
| Net capital, as reported in Company's part II (unaudited) focus report | $ | 20,500 |
| Net capital per above | $ | 20,500 |

No material differences exist between the audited Computation of
net capital and the unaudited net capital as reported on the Company's
FOCUS report for the year ended December 31, 2022.



# MORRIS
# MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 20, 2023

**TO THE DIRECTORS AND EQUITY OWNERS OF**
**PCF CAPITAL MARKETS, LLC**
260 Franklin St, 16th Floor
Boston, MA  02110

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which Consensus Securities, LLC (the Company) identified that it does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 and was covered by footnote 74 and was in compliance throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934.

*Morris Morris, P.C.*

Certified Public Accountants

